UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 03, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer

Banco Santander (Brasil) S.A.

2010 IFRS Results

February 3rd, 2011

Santander

Table of Contents

Santander

Economy resumes growth in 2010

GDP (Y-o-Y growth %)


6.1
5.2
-0.6
7.7
4.5
2007
2008
2009
2010(e)
2011(e)

Interest Rate - Selic (%)


11.25
13.75
8.75
10.75
13.00
2007
2008
2009
2010
2011(e)

Inflation (IPCA %)


4.5
5.9
4.3
5.9
5.5
2007
2008
2009
2010
2011(e)

Exchange Rate – (R$/US$)


1.77
2.34
1.74
1.67
1.85
2007
2008
2009
2010
2011(e)

Sources: The Brazilian Central Bank, IBGE and Santander Research Estimates

Table of Contents

Franchise

Santander is the 3rd largest Brazilian private bank in total assets, with a market share[1] in loans of 11% in the Brazilian banking system

2010	R$ million
Loan Portfolio	160,558
Expanded Credit portfolio[2]	168,232
Funding from Clients[3]	153,243
Funding from Clients[3] + AUM	264,581
Net Profit	7,382

Strong distribution platform...

Bank with **one of the highest numbers of point of sales** in **South/Southeast** (73% of GDP)

2,201	1,495	18,312
Branches	Mini branches	ATM's

- ✓ **+10.9 million current accounts[4]**, an increment of 661 thousand current accounts in 12 months
- ✓ **Opening of 110 new branches in 12 months**

Market share
Number of branches
December/2010


Total Country
Market Share: 12%
North: 5% of GDP
Market Share: 5%
Northeast: 13% of GDP
Market Share: 7%
Middle-west: 9% of GDP
Market Share: 6%
Southeast: 56% of GDP
Market Share: 16%
South: 17% of GDP
Market Share: 9%

Source: The Brazilian Central Bank and IBGE. GDP date: 2008
1. Santander's market share in total loans of private sector: 17% (Dec/10)
2. Includes others Credit Risk Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes)
3. Demand Deposits + Time Deposits + Savings + Debentures + Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)
4. Current accounts within 30 days, according to Central Bank as of dec/2010

Santander

Customer base

Customer base grows 2.3 million in 12 months to 24.8 million
Increase of 661 thousand current accounts in 12 months

Customers (thousand)


10.5%
2.8%
22,412
24,092
24,757
Dec.09
Sep.10
Dec.10

Current accounts[1] (thousand)


6.5%
3.1%
10,240
10,571
10,901
Dec.09
Sep.10
Dec.10

1. Current accounts within 30 days, according to Central Bank.

Santander Acquiring / "Conta Integrada"

Results in the first 9 months of operation above expectations

FINANCIAL SERVICES | ACQUIRING SERVICES

Santander Acquiring

Credit	✓ Revenues: R$ 1,249.4 Million ✓ Number of transactions: 12.3 Million
Debit	✓ Revenues: R$ 740.2 Million ✓ Number of transactions: 14.4 Million
TOTAL	✓ Revenues: R$ 1,989.6 Million ✓ Number of transactions: 26.8 Million

	Results 2010	Target 2012	(%)
Affiliated Merchants (thousand)	104.2	300	34.7%
New Accounts (thousand)	26.6	150	17.7%

- Package with **high fidelity driver;**
- **9 months of operation** with the **Mastercard** brand and **5 months of operation** with the **Visa** brand;
- Most of the business were made with **Small and Medium Companies;**

Partnerships - New Products

Partnership Santander - Cosan

+ cosan



Esso Santander Credit Card[1]

- Partnership Santander - Cosan to leverage Credit Card business
- Discount on purchase of fuel and products at Esso stations
- Program Pontos: doubling of accumulated points and discounts offered at the program website (www.programapontos.com.br)

Partnership Santander – Century 21

+ Century 21

Credimob21

- CredImob21: agreement between Santander and Century 21 Brasil to provide mortgage loans

1. To be released in the first quarter of 2011

Integration Process - Status

1st and 2nd Stages concluded | **3rd Stage**

Aug/08 ← → Jun/10 ← → Dec/10 ← → 1H11

Aug/08 – Jun/10 (1st and 2nd Stages concluded)

1. Senior Management Integrated ✓
2. Centralized areas integrated ✓
   - Risk Management, Human Resources, Marketing Auditing financial Control, Compliance, etc.
3. Wholesale, Private & Asset integrated ✓
   - GB&M, Corporate and Middle
4. Credit card system ✓
5. ATMs integrated ✓
   - ATMs platform
   - Upgrade on branches infrastructure
6. Insurance System ✓
7. New commercial model ✓

Jun/10 – Dec/10 (3rd Stage)

Re-branding

8. Re-branding
9. Unified Customer Services
   - 95% of volume
10. Tests and Simulations

Dec/10 – 1H11

Technology migration

Integration Process - Synergies

Synergies

R$ million



1,100
1,338
1,446
1,545
1,862*
+262
1,600
Synergies
Estimates
2009
1Q10
2Q10
3Q10
4Q10
Obtained
Sinergies obtained above estimates

We obtained cost synergies of

R$ 1,862 million

R$ 262 million above expectations

* Do not considers expenses of R$ 58MM related to the branch network expansion

Table of Contents

Managerial Loan Portfolio - IFRS

R$ billion


18.8%
5.4%
141.6
143.4
152.1
159.5
168.2
3.7%
1.3%
6.1%
4.9%
5.4%
dec.09
mar.10
jun.10
sep.10
dec.10
Q-o-Q Var.


Corporate 27%
Individuals 32%
SMEs 24%
Consumer Finance 17%

R$ million	2010	2009	Y-o-Y Variation	Q-o-Q Variation
Individuals	50,981	43,200	18.0%	5.6%
Consumer Finance	26,969	25,101	7.4%	1.9%
SMEs	38,306	31,448	21.8%	7.1%
Corporate	44,302	38,645	14.6%	1.9%
Total IFRS	**160,558**	**138,394**	**16.0%**	**4.3%**
Others Credit Risk Transactions[1]	7,674	3,230	137.6%	38.5%
Expanded Credit portfolio[1]	**168,232**	**141,624**	**18.8%**	**5.4%**
Expanded Credit portfolio[1] including acquired portfolio[2]	**172,432**	**143,844**	**19.9%**	**5.2%**

1. Includes others Credit Risk Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes)
2. Considers Portfolios acquired from other banks. Total amount of R$ 4,200 million in Dec/10 and R$ 2,220 million in Dec/09

Managerial Loan Portfolio - BR GAAP[1]

R$ billion


19.1%
5.1%
145.2
147.7
156.4
164.6
173.1
3.8%
1.7%
6.0%
5.2%
5.1%
dec.09
mar.10
jun.10
sep.10
dec.10
Q-o-Q Var.


Corporate 26%
Individuals 33%
SMEs 23%
Consumer Finance 18%

R$ million	2010	2009	Y-o-Y Variation	Q-o-Q Variation
Individuals	55,146	44,858	22.9%	4.8%
Consumer Finance	29,814	27,327	9.1%	2.6%
SMEs	38,306	31,448	21.8%	7.1%
Corporate	42,113	38,386	9.7%	1.1%
Total BR GAAP	**165,379**	**142,019**	**16.4%**	**4.0%**
Others Credit Risk Transactions [2]	7,674	3,230	137.6%	38.5%
Expanded Credit portfolio[2] BR GAAP	**173,053**	**145,249**	**19.1%**	**5.1%**

1. The credit portfolio in BR GAAP is higher than in IFRS because it includes loan portfolio acquired from other banks and consolidates the credit portfolio of our consumer finance joint ventures (Aymoré)
2. Includes others Credit Risk Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes)

Santander

Loan by Products - IFRS

Payroll, Mortgage and Credit Cards Loans are the main highlights

Payroll Loans[1]


R$ million
36.9%
10,084
13,800
Dec.09
Dec.10

Auto Loans to Individuals


R$ million
7.1%
22,575
24,173
Dec.09
Dec.10

Credit Cards to Individuals


R$ million
27.0%
8,472
10,760
Dec.09
Dec.10

Mortgage


R$ million
33.1%
9,086
3,860
5,226
12,090
5,392
6,698
39.7%
28.2%
Dec.09
Dec.10
Individuals
Corporate

1. Considers Portfolios acquired from other banks. Total amount of R$ 4,200 million in Dec/10 and R$ 2,220 million in Dec/09

Deposits and Assets Under Management (AUM)


R$ billion
10.5%
4.5%
239.5
240.3
245.2
253.1
264.6
98.4
106.6
109.5
107.3
111.3
141.1
133.8
135.7
145.8
153.2
dec.09
mar.10
jun.10
sep.10
dec.10
Funding from Clients
AUM

R$ million	2010	2009	Y-o-Y Variation	Q-o-Q Variation
Demand	16,131	15,140	6.5%	8.8%
Savings	30,304	25,217	20.2%	8.6%
Time	68,916	75,771	-9.0%	4.5%
Others[1]	37,892	24,962	51.8%	2.1%
Funding from Clients	**153,243**	**141,090**	**8.6%**	**5.1%**
AUM	111,338	98,407	13.1%	3.8%
Total	**264,581**	**239,497**	**10.5%**	**4.5%**


Demand
6%
Savings
11%
Time
26%
Others¹
14%
AUM
42%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

Santander

Table of Contents

- **Strong loan growth in the key segments: SMEs and Individuals**

- **Sound results**:
  - Net profit of R$ R$ 7.4 billion in 2010 (+34% versus 2009)
  - Increase in Net Interest Income of 9% YoY
  - General expenses below inflation, including investment in branches, call center and middle market

- **Improvement of asset quality** with comfortable coverage ratio

- **Efficiency, Recurrence and ROAA Ratios improved in 12 months**

Results IFRS: Net profit before tax and Net profit evolution

2010 net profit before tax rose 39% in 12 months

R$ million


39.1 %
6,991
9,724
2009
2010


30.3%
3.4%
2,045
2,578
2,665
4Q09
3Q10
4Q10

2010 net profit rose 34% in 12 months

R$ million


34.0 %
5,508
7,382
2009
2010


20.6%
-0.9%
1,591
1,935
1,918
4Q09
3Q10
4Q10

Santander

Total Revenues

R$ Million


5.7%
0.4%
7,776
8,032
7,832
8,193
8,223
260
577
257
380
137
1,666
1,622
1,710
1,776
1,726
5,850
5,833
5,865
6,037
6,360
4Q09
1Q10
2Q10
3Q10
4Q10
Net Interest Income
Net Fees
Others[1]

	2010	2009	Y-o-Y Variation	Q-o-Q Variation
Net Interest Income	24,095	22,167	8.7%	5.4%
Net Fees	6,834	6,238	9.6%	-2.8%
Subtotal	**30,929**	**28,405**	**8.9%**	**3.5%**
Others[1]	1,351	1,728	-21.8%	-63.9%
Total Revenues	**32,280**	**30,133**	**7.1%**	**0.4%**

1. Results from Financial Operations excluding the fiscal effect of Cayman hedge + Others

Net Fees

R$ Million


3.6%
-2.8%
1,666
1,622
1,710
1,776
1,726
4Q09
1Q10
2Q10
3Q10
4Q10

	2010	2009	Y-o-Y Variation	Q-o-Q Variation
Banking fees	2,369	2,467	-3.9%	-1.0%
Insurance, Pension Funds and Capitalization	1,497	1,179	27.0%	3.8%
Asset Management	865	742	16.6%	-4.0%
Credit and Debit Cards	969	785	23.6%	4.7%
Collection services	506	503	0.6%	1.6%
Capital Market	502	393	27.8%	5.7%
Trade (COMEX)	456	397	15.0%	-25.8%
Others[1]	(330)	(228)	44.9%	43.2%
Net Fees	**6,834**	**6,238**	**9.6%**	**-2.8%**

1. Include taxes and others

Allowance for Loan Losses[1] - IFRS

R$ Million


-17.7%
-2.4%
2,148
2,403
2,251
1,811
1,768
4Q09
1Q10
2Q10
3Q10
4Q10

	2010	2009	Y-o-Y Variation	Q-o-Q Variation
Allowance for loan losses	8,233	9,983	-17.5%	-2.4%

1. Includes recoveries of written-off credits

Santander

Total Revenues Net of Allowance for Loan Losses

R$ Million


14.7%
1.1%
5,628
5,629
5,581
6,382
6,455
7,776
8,032
7,832
8,193
8,223
-2,148
-2,403
-2,251
-1,811
-1,768
4Q09
1Q10
2Q10
3Q10
4Q10
Total Revenues¹
Allowance for loan losses²

	2010	2009	Y-o-Y Variation	Q-o-Q Variation
Total Revenues	32,280	30,133	7.1%	0.4%
Allowance for loan losses[2]	(8,233)	(9,983)	-17.5%	-2.4%
Total Revenues Net of Allowance for loan losses	**24,047**	**20,150**	**19.3%**	**1.1%**

1. Net Interest Income + Net Fees + Results from Financial Operations excluding the fiscal effect of Cayman hedge + Others
2. Includes recoveries of written-off credits

General Expenses and Amortization

R$ Million


4.5%
4.5%
3,158
2,941
3,067
3,158
3,301
265
286
293
309
349
2,893
2,655
2,774
2,849
2,952
4Q09
1Q10
2Q10
3Q10
4Q10
Depreciation and Amortization
General Expenses

	2010	2009	Y-o-Y Variation	Q-o-Q Variation
Other General Expenses	5,304	5,436	-2.4%	-7.2%
Personnel Expenses[1]	5,926	5,511	7.5%	13.7%
Depreciation and Amortization	1,237	1,249	-1.0%	12.9%
Total	**12,467**	**12,196**	**2.2%**	**4.5%**

1. In the quarter, there were extraordinary expenses related to the collective agreement. As a result, was necessary an increase of the provision for the payment of the profit sharing and for the branch network variable compensation. Excluding these two effects, the YoY and QoQ growth in personnel expenses can be explained by the expansion of the branch network and the effort to expand commercial teams distribution of the Small and Medium Enterprises.

Santander

Quality of Loan Portfolio - IFRS

Delinquency ratio[1] (%)



9.3
8.8
8.2
7.9
7.6
7.2
7.0
6.6
6.1
5.8
5.3
5.3
5.1
4.5
4.3
4Q09
1Q10
2Q10
3Q10
4Q10
Individuals
Corporate
Total

Coverage ratio[2] (%)



102%
103%
102%
101%
98%
4Q09
1Q10
2Q10
3Q10
4Q10

1. (Nonperforming loans over 90 days + performing loans with high delinquency risk) / managerial loan portfolio
2. Allowance for Loan Losses / nonperforming loans over 90 days + performing loans with high delinquency risk

Santander

Quality of Loan Portfolio - BR GAAP

Delinquency Over 90[1] (%)


7.8
7.2
6.7
6.2
5.8
5.9
5.4
4.7
4.2
3.9
4.2
3.7
3.0
2.5
2.2
4Q09
1Q10
2Q10
3Q10
4Q10
Individuals
Corporate
Total

NPL Over 60[2] (%)


9.2
8.7
8.0
7.4
6.9
6.8
6.4
5.6
5.0
4.7
4.7
4.4
3.6
2.9
2.7
4Q09
1Q10
2Q10
3Q10
4Q10
Individuals
Corporate
Total

Coverage Ratio Over 90[3]


113%
120%
128%
133%
137%
4Q09
1Q10
2Q10
3Q10
4Q10

1. Nonperforming loans over 90 days / total loans BR GAAP
2. Nonperforming loans over 60 days / total loans BR GAAP
3. Allowance for Loan Losses / (nonperforming loans for over 90 days + performing loans with high delinquency risk)

Santander

Performance Ratios - IFRS


Efficiency Ratio[1] (%)
-1.5 p.p.
36.3
34.8
2009
2010


Recurrence[2] (%)
3.9 p.p.
57.0
60.9
2009
2010


ROAA[3](%)
0.4 p.p.
1.8%
2.2%
2009
2010


ROAE (adjusted)[4] (%)
-2.4 p.p.
19.3
16.9
2009
2010


BIS[4] (%)
-3.5 p.p.
25.6%
22.1%
2009
2010

1. General Expenses excluding amortization / Total Revenue excluding Cayman hedge
2. Net Fee/General Expenses excluding amortization
3. Net Profit / Average Assets
4. Excludes goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência)

Santander

Table of Contents

Conclusion

Business

- **Credit**[1]: Growth of 19% in 12 months, driven by SMEs and PF
- **Funding:** Growth acceleration of funding in the second half of 2010 (R$ 19 Bi Dec/10 X Jun/10)
- **Infrastructure Expansion**: Opening of 110 new branches and growth of 3 thousand employees in 2010

Results

- Total revenues net of allowance for loan losses grows 19% in 12 months
- General expenses below inflation with synergies, even considering investments in new branches (+110), call center and middle market
- Improvement of asset quality (140 b.p. em 12 meses)

2010 Net Profit growth of 34% in 12 months

1. Expanded Credit Portfolio: Includes others Credit Risk Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes)

ANNEXES

- Income Statement and Balance Sheet – IFRS
- Income Statement – BR GAAP

Quarterly Managerial[1] Income Statement – IFRS

R$ million

Income Statements	4Q09	1Q10	2Q10	3Q10	4Q10
- Interest and Similar Income	9,841	9,278	9,839	10,603	11,189
- Interest Expense and Similar	(3,991)	(3,445)	(3,974)	(4,566)	(4,829)
Interest Income	**5,850**	**5,833**	**5,865**	**6,037**	**6,360**
Income from Equity Instruments	8	4	14	2	32
Income from Companies Accounted for by the Equity Method	5	10	13	11	10
Net Fee	1,666	1,622	1,710	1,776	1,726
- Fee and Commission Income	1,888	1,841	1,929	2,029	2,034
- Fee and Commission Expense	(222)	(219)	(219)	(253)	(308)
Gains/Losses on Financial Assets and Liabilities and Exchange Rate Diferences	306	608	290	472	233
Other Operating Income (Expenses)	(59)	(45)	(60)	(105)	(138)
Total Income	**7,776**	**8,032**	**7,832**	**8,193**	**8,223**
General Expenses	(2,893)	(2,655)	(2,774)	(2,849)	(2,952)
- Administrative Expenses	(1,423)	(1,300)	(1,357)	(1,373)	(1,274)
- Personnel espenses	(1,470)	(1,355)	(1,417)	(1,476)	(1,678)
Depreciation and Amortization	(265)	(286)	(293)	(309)	(349)
Provisions (net)[2]	(482)	(629)	(290)	(674)	(381)
Impairment Losses on Financial Assets (net)	(2,125)	(2,407)	(2,214)	(1,818)	(1,816)
- Allowance for Loan Losses[3]	(2,148)	(2,403)	(2,251)	(1,811)	(1,768)
- Impairment Losses on Other Assets (net)	23	(4)	37	(7)	(48)
Net Gains on Disposal of Assets	34	117	48	35	(60)
Net Profit before taxes	**2,045**	**2,172**	**2,309**	**2,578**	**2,665**
Income Taxes	(454)	(409)	(543)	(643)	(747)
Net Profit	**1,591**	**1,763**	**1,766**	**1,935**	**1,918**

1. Does not consider the fiscal effect of Cayman hedge
2. Includes provision for tax contingencies and legal obligations
3. Includes recovery of credits written off as losses

Santander

Managerial[1] Income Statement – IFRS

R$ million

Income Statements	2010	2009	Var Y-o-Y ABS	Var Y-o-Y %
- Interest and Similar Income	40,909	39,343	1,566	4.0%
- Interest Expense and Similar	(16,814)	(17,176)	362	-2.1%
Interest Income	**24,095**	**22,167**	**1,928**	**8.7%**
Income from Equity Instruments	52	30	22	73.3%
Income from Companies Accounted for by the Equity Method	44	295	(251)	-85.1%
Net Fee	6,834	6,238	596	9.6%
- Fee and Commission Income	7,833	7,148	685	9.6%
- Fee and Commission Expense	(999)	(910)	(89)	9.8%
Gains/Losses on Financial Assets and Liablities and Exchange Rate Diferences	1,603	1,519	84	5.5%
Other Operating Income (Expenses)	(348)	(116)	(232)	n.a
Total Income	**32,280**	**30,133**	**2,147**	**7.1%**
General Expenses	(11,230)	(10,947)	(283)	2.6%
- Administrative Expenses	(5,304)	(5,436)	132	-2.4%
- Personnel espenses	(5,926)	(5,511)	(415)	7.5%
Depreciation and Amortization	(1,237)	(1,249)	12	-1.0%
Provisions (net)[2]	(1,974)	(3,481)	1,507	-43.3%
Impairment Losses on Financial Assets (net)	(8,255)	(10,868)	2,613	-24.0%
- Allowance for Loan Losses[3]	(8,233)	(9,983)	1,750	-17.5%
- Impairment Losses on Other Assets (net)	(22)	(885)	863	-97.5%
Net Gains on Disposal of Assets	140	3,403	(3,263)	n.a
Net Profit before taxes	**9,724**	**6,991**	**2,733**	**39.1%**
Income Taxes	(2,342)	(1,483)	(859)	57.9%
Net Profit	**7,382**	**5,508**	**1,874**	**34.0%**

1. Does not consider the fiscal effect of Cayman hedge
2. Includes provision for tax contingencies and legal obligations
3. Includes recovery of credits written off as losses

Santander

Balance Sheet - Total Assets – IFRS

R$ million

Assets	dez/09	mar/10	jun/10	set/10	dez/10
Cash and Balances with the Brazilian Central Bank	27.269	36.835	42.344	53.361	56.800
Financial Assets Held for Trading	20.116	23.133	35.902	23.738	24.821
Other Financial Assets at Fair Value Through Profit or Loss	16.294	15.873	16.213	16.665	17.939
Available - for- Sale Financial Assets	46.406	37.183	42.579	40.627	47.206
Loans and Receivables	152.163	150.003	156.804	169.250	174.107
- Loans and advances to credit institutions	24.228	20.330	20.282	24.771	22.659
- Loans and advances to customers	138.005	139.678	146.308	153.994	160.640
- Impairment losses	(10.070)	(10.005)	(9.786)	(9.515)	(9.192)
Hedging derivatives	163	133	107	104	116
Non-current assets held for sale	171	41	93	86	67
Investments in associates	419	423	429	440	371
Tangible Assets	3.702	3.835	3.977	4.212	4.518
Intangible Assets:	31.618	31.587	31.630	31.667	31.962
- Goodwill	28.312	28.312	28.312	28.312	28.312
- Others	3.306	3.275	3.318	3.355	3.650
Tax Assets	15.779	14.834	15.250	15.258	14.842
Other Assets	1.872	2.169	1.918	2.223	1.914
Total Assets	**315.972**	**316.049**	**347.246**	**357.631**	**374.663**

Balance Sheet – Total Liabilities and Equity – IFRS

R$ million

Liabilities	dez/09	mar/10	jun/10	set/10	dez/10
Financial Liabilities Held for Trading	4,435	4,505	4,668	5,014	4,785
Other Financial Liabilities at Fair Value Through Profit or Loss	2	2	2	-	-
Financial liabilities at amortized cost	203,567	203,499	232,373	237,859	253,341
- Deposits from the Brazilian Central Bank	240	117	-	-	-
- Deposits from credit institutions	20,956	24,092	47,784	41,361	42,392
- Customer deposits	149,440	147,287	150,378	159,426	167,949
- Marketable debt securities	11,439	11,271	12,168	14,944	20,087
- Subordinated liabilities	11,304	9,855	10,082	9,432	9,695
- Other financial liabilities	10,188	10,877	11,961	12,696	13,218
Hedging derivatives	10	37	42	17	-
Liabilities for Insurance Contracts	15,527	16,102	16,693	17,893	19,643
Provisions[1]	9,480	9,881	9,662	9,910	9,395
Tax Liabilities	9,457	8,516	9,199	10,047	10,530
Other Liabilities	4,228	2,778	2,988	3,812	3,605
Total Liabilities	**246,706**	**245,320**	**275,627**	**284,552**	**301,299**
Shareholders' Equity	68,706	70,069	70,942	72,358	72,572
Minority Interests	1	1	3	7	8
Valuation Adjustments	559	659	674	714	784
Total Equity	**69,266**	**70,729**	**71,619**	**73,079**	**73,364**
Total Liabilities and Equity	**315,972**	**316,049**	**347,246**	**357,631**	**374,663**

1. Includes provision for pension and contingencies

Santander

Reconciliation IFRS x BRGAAP

R$ Million	4Q10	2010
BR GAAP Net Profit	**831**	**3,863**
- Reversal of Goodwill amortization / Others	828	3,311
- PPA amortization	(11)	(88)
- Others	270	296
IFRS Net profit	**1,918**	**7,382**

Managerial[1] Income Statement – BR GAAP

R$ Million	2010	2009	Y-o-Y Var.	4Q10	3Q10	Q-o-Q Var.
Net Interest Income	24,250	22,324	8.6%	6,332	6,016	5.2%
Allowance for Loan Losses	(7,225)	(9,274)	-22.1%	(1,717)	(1,549)	10.8%
Net Fees[2]	7,803	7,380	5.7%	2,046	2,031	0.7%
General Expenses[3]	(13,109)	(13,046)	0.5%	(3,485)	(3,318)	5.0%
Tax Expenses	(2,341)	(2,331)	0.4%	(637)	(592)	7.6%
Other Income (Expenses)[4]	(1,669)	(766)	117.8%	(742)	(591)	25.5%
Managerial Net Profit	**7,104**	**4,677**	**51.9%**	**1,641**	**1,826**	**-10.1%**
Net Profit	**3,863**	**1,806**	**113.9%**	**831**	**1,016**	**-18.2%**

1. Excludes amortization of goodwill. Includes the Cayman tax reclassification, interest on emissions and recoveries of written-off credits
2. Considers Income from Services Rendered and Income from Banking Fees
3. Considers Personnel Expenses, Other Administrative Expenses, and Profit Sharing
4. Considers Other Operating Income (expenses) and Nonoperating (expenses) income

Santander

Santander

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 10º floor
São Paulo | SP | Brazil | 04543-011
Phone. 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br

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